Execution Version

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NEXIMMUNE, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

65344D109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B&S NexImmune Holdco LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,538,013
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,538,013
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,538,013 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 1,538,013 shares of common stock held by B&S NexImmune Holdco LLC.
(2)	Based on 22,711,247 shares of common stock of the Issuer stated to be outstanding as of September 30, 2021 in the Issuer’s Form 10-Q filed with the SEC on November 11, 2021.

CUSIP No. 67022C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Barer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 346,577
	6.	Shared Voting Power 1,538,013
	7.	Sole Dispositive Power 346,577
	8.	Shared Dispositive Power 1,538,013

9.	Aggregate Amount Beneficially Owned by Each Reporting Person (2) 1,884,590 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) (1) 8.3% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 1,538,013 shares of common stock held by B&S NexImmune Holdco LLC, and 346,577 shares of common stock held by Joshua Barer. Joshua Barer is the sole manager of B&S NexImmune Holdco LLC and has sole voting and dispositive control over the shares held by B&S NexImmune Holdco LLC.

(2)	Based on 22,711,247 shares of common stock of the Issuer stated to be outstanding as of September 30, 2021 in the Issuer’s Form 10-Q filed with the SEC on November 11, 2021.

Item 1.

(a)	Name of Issuer

NEXIMMUNE, INC.

(b)	Address of Issuer’s Principal Executive Offices

9119 Gaither Road

Gaithersburg, MD 20877

Item 2.

(a)	Name of Person Filing

B&S NexImmune Holdco LLC

(b)	Address of Principal Business Office or, if none, Residence

c/o NexImmune Holdco LLC, 9119 Gaither Road

Gaithersburg, MD 20877

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

65344D109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,884,590*

(b)	Percent of class: 8.3%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,884,590*

(ii)	Shared power to vote or to direct the vote: 346,577

(iii)	Sole power to dispose or to direct the disposition of: 1,884,590*

(iv)	Shared power to dispose or to direct the disposition of: 346,577

*

Consists of 1,538,013 shares of common stock held by B&S NexImmune Holdco LLC, and 346,577 shares of common stock held by Joshua Barer. Joshua Barer is the sole manager of B&S NexImmune Holdco LLC and has sole voting and dispositive control over the shares held by B&S NexImmune Holdco LLC.

**	Based on 22,711,247 shares of common stock of the Issuer stated to be outstanding as of September 30, 2021 in the Issuer’s Form 10-Q filed with the SEC on November 11, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

By:	/s/ Joshua Barer
Name:	B&S NexImmune Holdco LLC